HOLDING

07026972

RECEIVED
2007 SEP 27 A 9:19

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com


SUPPL

**Rule 12g3-2(b) File No.**
**82-34748**

Date 24. September 2007

**Hypo Real Estate Holding AG**
**Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

Enclosures

| | |
|---|---|
| 18 September 2007 | Press Release: Hypo Real Estate Bank AG provides financing of more than EUR 1 billion to IVG Immobilien AG |

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

| | |
|---|---|
| 20 September 2007 | Press release: Hypo Real Estate Bank International AG: Major participation in Australian Dollar 4.185 billion 3 month bridge loan to Post Financier Pty Limited of Australia |
| 21 September 2007 | Press release: Hypo Real Estate Bank International AG: Successful completion of US$ 45.5 million financing to a JV formed by Brack Capital and Apollo Real Estate Advisors for the development of a logistic complex in the Moscow Region |
| 24 September 2007 | Press release: Acquisition of DEPFA BANK plc: Announcement of a Declaratory Proceeding |
| 24 September 2007 | 24.09.2007 - Ad hoc announcement: Hypo Real Estate Group: shareholders of DEPFA Bank plc approve acquisition by Hypo Real Estate Group with a large majority |

## Press Release

**Hypo Real Estate Bank AG provides financing of more than EUR 1 billion to IVG Immobilien AG**

**Munich, 18 September 2007:** Hypo Real Estate Bank AG – a member of the Hypo Real Estate Group – has financed the acquisition of a German office building portfolio ("core portfolio") for a special-purpose vehicle of IVG Immobilien AG. In total, the bank has made available a long-term loan and an equity purchasing bridging loan of more than EUR 1 billion. In addition, the bank concluded a further transaction for EUR 1 billion several days ago.

**Georg Funke, CEO Hypo Real Estate Holding AG:** "These transactions stand as examples for the continued positive development of the group's business. We are reaping the benefits from the fact that we only provide support to professional customers in the commercial real estate market and that we are not engaged in the private housing finance market. Even in these more difficult times, I can thus confirm the positive operating trend of recent months for the Hypo Real Estate Group. New business is developing as planned. The results of Hypo Real Estate Group for the ongoing quarter and also for the full year have developed according to plan. The strength of institutions which are funded on a long-term basis is demonstrated in these more difficult times. We covered our medium-term and long-term funding requirement for the current year on favourable terms in the first half. As a result of rising margins, we consider that we will face business opportunities which are also consistent with our conservative risk profile. Following the completion of the DEPFA transaction, we will emerge strengthened from this market situation."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

**Hypo Real Estate Group**
Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. The group has around 1,230 employees (as of December 31, 2006) and consists of the listed holding company **Hypo Real Estate Holding AG** (Munich) and operational business entities. **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (segment **Commercial Real Estate**). **Hypo Public Finance Bank** (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment **Asset Finance and Asset Management**). The shares of Hypo Real Estate Holding AG have been listed on the Deutsche Aktienindex (DAX) since December 2005.

**IVG Immobilien AG**
IVG Immobilien AG is a European real estate company with real estate assets of more than EUR 19 billion in the areas of investment, funds, development and caverns. The main investments comprise office properties in selected European prime locations. IVG successfully utilises its location network to benefit from the market opportunities in the regions and to generate attractive returns for its investors.

**Press contact:**
**Hypo Real Estate Group**
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email:oliver.gruss@hyporealestate.com

## Press release

**Hypo Real Estate Bank International AG: Major participation in Australian Dollar 4.185 billion 3 month bridge loan to Post Financier Pty Limited of Australia**

**Munich/London, 20 September 2007:** Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces that it has taken a 27 % participation - Australian Dollars 1,148,000,000 (c.€700,000,000) in a 3 month bridge loan of Australian Dollars 4,185,000,000 (c.€2,551,000,000) for Post Financier Pty Limited. The loan was arranged by Morgan Stanley Finance Australia Limited, Citibank, N.A. Sydney Branch and Credit Suisse, Sydney Branch, to assist Post Financier in the acquisition of Investa Property Group, the largest sector specific office trust in Australia.

The first disbursement of the loan occurred on Wednesday 19th September and the remainder of the facility will be drawn in October.

The transaction is the largest public to private transaction in Australia to date and constitutes a new bank commitment.

**Georg Funke, CEO Hypo Real Estate Holding AG, said:** "We are very pleased to have a significant participation in this major loan. Our ability to commit new funds to this multi-billion Australian Dollar loan underlines the strength of our business. As Investors are looking for quality, Hypo Real Estate Group faces new business opportunities."

**Press contact:**
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

**Notes to editors:**

**Hypo Real Estate Group**
Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. Hypo Real Estate Group has around 1,230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company **Hypo Real Estate Holding AG** (Munich) and three operational business entities. **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (segment **Commercial Real Estate**). **Hypo Public Finance Bank** (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment **Asset Finance and Asset Management**). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

## Press release

**Hypo Real Estate Bank International AG: Successful completion of US$ 45.5 million financing to a JV formed by Brack Capital and Apollo Real Estate Advisors for the development of a logistic complex in the Moscow Region**

**Munich/ Moscow 21 September 2007:** Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces that it has provided US$ 45.5 million of combined construction, VAT and investment loan package to a Joint Venture formed by Brack Capital and Apollo Real Estate Advisors. The transaction was signed on 18.09.2007.

The facility has been made available for the development of a c. 41,000 sq m high quality logistic complex in Lobnia, Moscow Region, Russia. The property is fully pre-let to a quality international tenant for a period of 7 years.

**Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International, said:** "Both Brack Capital and Apollo Real Estate Advisors are key global clients for us and we are delighted to provide them with a development and investment facility in Russia. This transaction continues our commitment to the Russian real estate market".

**Commenting, Eyal Gutman, CEO Brack Capital Holdings added:**
"We are pleased to work with Hypo Real Estate Bank's professional team in Russia and internationally. Hypo Real Estate Bank uniquely brings to the table a real understanding of our business and provides us with the support we look for, as an investor and developer".

**Press contact:**
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

**Notes to editors:**

**Hypo Real Estate Group**
Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. Hypo Real Estate Group has around 1230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company **Hypo Real Estate Holding AG** (Munich) and three operational business entities. **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (segment **Commercial Real Estate**). **Hypo Public Finance Bank** (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment **Asset Finance and Asset Management**). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

**Apollo Real Estate Advisors**
Apollo Real Estate Advisors is one of the most active and prominent opportunistic real estate investors in the U.S. and internationally. Apollo focuses on the acquisition of fundamentally sound income-producing assets in the major European markets. The firm seeks to add value, with proven local operating partners through aggressive asset management. Since the firm's founding in 1993, Apollo has overseen the investment of eight real estate funds totalling more than $4.5 billion in equity. Apollo funds collectively have invested in more than 210 transactions with an aggregate value of more than $20 billion. Apollo principals are William Mack, founder and senior partner; Lee Neibart, senior partner; John Jacobsson and Richard Mack, managing partners, New York; William Benjamin, managing partner, London; Richard Ackerman, partner, Los Angeles; and Stuart Koenig, partner and global CFO. The firm's Web site is www.apollorealestate.com.

**Brack Capital Real Estate**

Brack Capital Real Estate is a leading international owner, developer and manager of large-scale real estate projects and related M&A activities. Over the past fourteen years, BCRE has acted as a principal in investments of over $7 billion, primarily in the US and Europe. As a developer and investor, BCRE has taken the lead in projects totalling of over 30 million sq. ft. of office, retail, and residential space.

Established in 1992, the Brack group also invests in infrastructure, technology and energy. The group operates from offices in New York, London, Moscow, New Delhi, Mumbai, Beijing, Miami, Frankfurt, Amsterdam, Budapest, Madrid, Rome, Limassol, and Tel Aviv.

## Press release

### Acquisition of DEPFA BANK plc: Announcement of a Declaratory Proceeding

**Munich, 24 September 2007:** In connection with the intended acquisition of DEPFA BANK plc, a German shareholder has informed Hypo Real Estate Holding AG that he has commenced declaratory proceedings against Hypo Real Estate Holding AG challenging the compliance of the transaction with German law.

The Munich court will only rule upon this suit after completion of the transaction. Hypo Real Estate Holding AG believes that the announced proceedings have no merits and intends to complete the transaction on schedule. The announced proceedings will not trigger a statutory block of the commercial register to prevent the registration of the intended capital increase.

**Press contact:**
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

**Hypo Real Estate Group: shareholders of DEPFA Bank plc approve acquisition by Hypo Real Estate Group with a large majority**

**Munich/Dublin, 24 September 2007:** The shareholders of DEPFA Bank plc (DEPFA) have today accepted the acquisition by Hypo Real Estate Holding AG at two shareholders' meetings of the company with large majorities. At the shareholders' meeting which was convened by the Irish High Court and which was responsible for accepting the scheme of arrangement which has been agreed by the companies, a majority in number of the shareholders present at the shareholders' meeting and 98.19 % of the represented share capital (necessary minimum: 75 %) approved the arrangement. At the extraordinary general meeting which was held immediately afterwards and at which management of DEPFA was empowered to implement the scheme of arrangement, the transaction was approved by 93.82 % of the votes cast (necessary minimum: 75 %).

The next step as part of the acquisition is a court hearing to sanction the scheme of arrangement. This hearing will probably be held on 2 October 2007 before the High Court in Dublin. Following the approval of the scheme of arrangement by the court and other subsequent steps the former shareholders of DEPFA will receive the new shares of Hypo Real Estate Holding AG to be issued as well as the additional cash payment. DEPFA will then be wholly owned by Hypo Real Estate Holding AG.

END